Centennial Resource Development, Inc.

1001 Seventeenth Street, Suite 1800

Denver, CO 80202

September 15, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Attn:                    Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

Division of Corporation Finance

Re :                          Centennial Resource Development, Inc.
Registration Statement on Form S-3
Filed August 7, 2017

File No. 333-219739

Ladies and Gentlemen:

This letter sets forth the responses of Centennial Resource Development, Inc. (the “Company,” “we,” “our” and “us”) to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission by telephone conversation on September 8, 2017 with respect to the Registration Statement on Form S-3 filed by the Company on August 7, 2017 (the “Registration Statement”). In connection with this letter, the Company is filing today an amendment to the Registration Statement (“Amendment No. 1”).

For your convenience, the Company has summarized the oral comments provided by the Staff in bold and italics below, and set forth below each comment is the Company’s response.  Capitalized terms used and not defined herein have the meanings given such terms in the Registration Statement.

1.              Please revise the selling stockholders section of the Registration Statement to disclose any position, office, or other material relationship that any selling security holder (or any entity or person who has control over such selling security entity) has had within the past three years with you or any of your predecessors or affiliates. Please refer to Question 140.02 of the Division of Corporate Finance’s Compliance & Disclosure Interpretations.

Response:  In response to the Staff’s comment, the Company has revised the disclosure to the footnotes to the selling stockholders’ table in the Registration Statement. Please see page 9 of Amendment No. 1.

2.              Please revise the Information Incorporated by Reference section of the Registration Statement to reference the Company’s Quarterly Report for the quarter ended June 30, 2017.

Response:  The Company has revised the disclosure as requested. Please see page 28 of Amendment No. 1.

If the Staff has any questions or requires any additional information with respect to the foregoing, or does not agree with our position, we would appreciate the opportunity to discuss this with the Staff by phone. You may contact me by phone at (720) 499-1433 or by e-mail at george.glyphis@cdev.inc or our counsel, Bill Finnegan, at (713) 546-7410 or by e-mail at bill.finnegan@lw.com. We appreciate your review of this letter.

*     *     *     *

Very truly yours,

CENTENNIAL RESOURCE DEVELOPMENT, INC.

By:	/s/George S. Glyphis
Name:	George S. Glyphis
Title:	Chief Financial Officer

Cc:                             Latham & Watkins LLP

William N. Finnegan IV, Esq.

Debbie P. Yee, Esq.